UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
            Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
AMTECH SYSTEMS, INC.
(Name of Issuer) Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities) 032332504
(CUSIP Number) Garrett Lynam General Counsel and Chief Compliance Officer Kokino LLC 201 Tresser Boulevard, 3rd Floor Stamford, CT 06901 (203) 595-4552
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) January 15, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 032332504	Page 2 of 15 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler 52-6435625
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES	7	SOLE VOTING POWER 1,386,312 shares of Common Stock*
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,386,312 shares of Common Stock*
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,386,312 shares of Common Stock*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% of outstanding shares of Common Stock**
14		TYPE OF REPORTING PERSON OO
* Represents shares of Common Stock beneficially owned directly by the Reporting Person and does not include Common Stock beneficially owned by Piton Capital Partners LLC.  The Reporting Person is a member of Piton Capital Partners LLC, along with other "family clients" (as defined in SEC Rule 202(a)(11)(G)-1, "Family Clients") of Kokino LLC.
** This calculation is rounded to the nearest tenth and is based upon 13,167,509 shares of Common Stock outstanding, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed on January 25, 2016.

CUSIP No. 032332504	Page 3 of 15 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS M3C Holdings LLC 20-6116984
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 263,688 shares of Common Stock*
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 263,688 shares of Common Stock*
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 263,688 shares of Common Stock*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% of outstanding shares of Common Stock**
14		TYPE OF REPORTING PERSON OO
* Represents shares of Common Stock beneficially owned directly by the Reporting Person and does not include Common Stock beneficially owned by Piton Capital Partners LLC.  The Reporting Person is a member of Piton Capital Partners LLC, along with other Family Clients of Kokino LLC.
** This calculation is rounded to the nearest tenth and is based upon 13,167,509 shares of Common Stock outstanding, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed on January 25, 2016.

CUSIP No. 032332504	Page 4 of 15 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Robert Averick
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,400,000 shares of Common Stock*
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,400,000 shares of Common Stock*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,000 shares of Common Stock*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2% of outstanding shares of Common Stock**
14		TYPE OF REPORTING PERSON IN
* Mr. Averick is the Portfolio Manager at Kokino LLC, which is a family office that provides investment management services to its Family Clients, including (i) Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler (the "Trust"); (ii) M3C Holdings LLC ("M3C"); and (iii) Piton Capital Partners LLC ("Piton").  As the Portfolio Manager at Kokino LLC, Mr. Averick shares the power to vote and dispose (or direct the disposition of) 2,400,000 shares of Common Stock, which is the sum of the Common Stock beneficially owned by the following Reporting Persons: (i) 1,386,312 shares of Common Stock beneficially owned by the Trust; (ii) 263,688 shares of Common Stock beneficially owned by M3C; (iii) 600,000 shares of Common Stock beneficially owned by Piton; and (iv) 150,000 shares of Common Stock beneficially owned by Mr. Averick jointly with his wife, Mickel Averick. With respect to the 150,000 shares of Common Stock beneficially owned jointly by Mr. Averick with his wife, Mr. and Mrs. Averick share the power to vote and dispose or direct the disposition of such shares of Common Stock.  Mr. Averick has no pecuniary interest in the shares of Common Stock held by the Trust, M3C or Piton, except for a minority interest he owns in Piton.
**This calculation is rounded to the nearest tenth and is based upon 13,167,509 shares of Common Stock outstanding, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed on January 25, 2016.

CUSIP No. 032332504	Page 5 of 15 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Piton Capital Partners LLC 47-3106673
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 600,000 shares of Common Stock*
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 600,000 shares of Common Stock*
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000 shares of Common Stock*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% of outstanding shares of Common Stock**
14		TYPE OF REPORTING PERSON OO
* Piton is managed by its managing member, Piton Capital Management LLC.  Piton Capital Management LLC is in turn managed by its managing member, Kokino LLC. Additionally, Kokino LLC is the trading manager of Piton.  Piton Capital Management LLC and Kokino LLC have no pecuniary interest in the shares of Common Stock beneficially owned by Piton or any other Family Client of Kokino LLC, including the Trust, M3C and Mr. Averick.
** This calculation is rounded to the nearest tenth and is based upon 13,167,509 shares of Common Stock outstanding, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed on January 25, 2016.

CUSIP No. 032332504	Page 6 of 15 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS OIH LLC 26-4810266
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES	7	SOLE VOTING POWER 22,917 shares of Common Stock*
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 22,917 shares of Common Stock*
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,917 shares of Common Stock*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% of outstanding shares of Common Stock**
14		TYPE OF REPORTING PERSON OO
* Represents shares held by OIH LLC.  OIH LLC is a Connecticut limited liability company and investment entity controlled by Brian T. Olson. Brian T. Olson is the President and Chief Investment Officer of Kokino LLC, which is a family office that provides investment management services to its Family Clients, including the Trust, M3C and Piton with respect to the shares of the Issuer beneficially owned by such Reporting Persons.  As a key employee of Kokino LLC and manager of OIH, Mr. Olson shares the power to vote and dispose (or direct the disposition of) 2,272,917 shares of Common Stock, which is the sum of the shares of Common Stock beneficially owned by the following Reporting Persons: (i) 1,386,312 shares of Common Stock beneficially owned by the Trust; (ii) 263,688 shares of Common Stock beneficially owned by M3C; (iii) 600,000 shares of Common Stock beneficially owned by Piton; and (iv) 22,917 shares of Common Stock beneficially owned by OIH LLC.  Mr. Olson and OIH LLC have no pecuniary interest in the shares of Common Stock held by the Trust, M3C or Piton.
** This calculation is rounded to the nearest tenth and is based upon 13,167,509 shares of Common Stock outstanding, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed on January 25, 2016.

CUSIP No. 032332504	Page 7 of 15 Pages

Item 1.	Security and Issuer.
This Statement on Schedule 13D relates to Common Stock, $0.01 par value per share (the "Shares"), of Amtech Systems, Inc., an Arizona corporation (the "Company" or the "Issuer"). The Company's principal executive offices are located at 131 South Clark Drive, Tempe, Arizona 85281.

 Item 2.     Identity and Background.

(a)	This Schedule 13D is being filed on behalf of Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler (the "Trust"); M3C Holdings LLC ("M3C"); Mr. Robert Averick, Piton Capital Partners LLC ("Piton"), and OIH LLC ("OIH") (collectively, the "Reporting Persons", and each, a "Reporting Person").
(b)	(i) The address of the Trust is:
 c/o Chadbourne & Parke LLP
1301 Avenue of the Americas
New York, New York 10019
Attention: Leslie J. Schreyer
(ii) The address of M3C is:
c/o North Bay Associates
14000 Quail Springs Parkway, Suite 2200
Oklahoma City, Oklahoma  73134
Attention: Stephen A. Ives
(iii) The address of Robert Averick is:
Kokino LLC
201 Tresser Boulevard, 3rd Floor
Stamford, Connecticut 06901
(iv) The address of Piton is:
c/o Kokino LLC
201 Tresser Boulevard, 3rd Floor
Stamford, Connecticut 06901
Attention: Garrett Lynam
(v) The address of OIH is:
c/o Brian T. Olson
Kokino LLC
201 Tresser Boulevard, 3rd Floor
Stamford, Connecticut 06901

CUSIP No. 032332504	Page 8 of 15 Pages

(c)	(i) The principal business of the Trust is to make various investments from time to time for the benefit of the issue of Jonathan D. Sackler.
(ii) The principal business of M3C is to act as a family holding company and make various investments from time to time for the benefit of its sole owner, Mary Corson and Richard S. Sackler, M.D., as Trustees of the Mary Corson Trust dated January 15, 2004 (the "Mary Corson Trust").  Mary Corson is the sole beneficiary of the Mary Corson Trust and the wife of Jonathan D. Sackler.
(iii) Robert Averick is the Portfolio Manager at Kokino LLC, which is a family office that provides investment management services to its family clients (as defined in SEC Rule 202(a)(11)(G)-1, "Family Clients"), including the Trust, M3C, Mr. Averick and Piton with respect to the Shares of the Issuer beneficially owned by such Reporting Persons.
(iv) The principal business of Piton is to act as a pooled investment vehicle for various Family Clients of Kokino LLC, including the Trust, M3C and Robert Averick.
Piton is managed by its managing member, Piton Capital Management LLC (which is a Delaware limited liability company).  Piton Capital Management LLC is in turn managed by its managing member, Kokino LLC (which is also a Delaware limited liability company).  Additionally, Kokino LLC is the trading manager of Piton.  The business address of Piton Capital Management LLC is the same as Piton's and Kokino LLC's.
 (v) The principal business of OIH is to make various investments from time to time for the benefit of Brian T. Olson and his family.  Mr. Olson is the manager of OIH and the President and Chief Investment Officer of Kokino LLC.
(d)	None.
(e)	None.
(f)	(i) The Trust is a Connecticut trust.
(ii) M3C is a Delaware limited liability company.
(iii) Mr. Averick is a United States citizen.
(iv) Piton is a Delaware limited liability company.
(v) OIH is a Connecticut limited liability company.

CUSIP No. 032332504	Page 9 of 15 Pages

Item 3.      Source and Amount of Funds or Other Consideration.
As of January 15, 2016, the Reporting Persons had collectively purchased an aggregate of 2,422,917 Shares over the course of various prior purchases. Each Reporting Person funded such prior purchases out of their available cash on hand.
Item 4.	Purpose of Transaction.
The Shares held by each of the Reporting Persons were acquired in the ordinary course of business for investment purposes.  Effective January 15, 2016, Mr. Averick is a member of the Issuer's Board of Directors (the "Board") and will serve on the Board's Audit Committee and Technology Strategy Committee.  This Schedule 13D is being filed in connection with Mr. Averick's membership of the Board.
The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and have discussions with representatives of the Issuer concerning the Issuer's strategy, business and operations.  In addition, the Reporting Persons may engage in communications regarding the Issuer with other stockholders of the Issuer, knowledgeable industry or market observers, industry participants, or other persons in respect of the Issuer's strategy, business and operations.
The Reporting Persons may take a number of actions to maximize the value of their investment, including increasing or decreasing the size of their investment in the Issuer, depending upon numerous factors, including, among other things, the price and availability of securities of the Issuer; subsequent developments affecting the Issuer; the Issuer's business and prospects; general stock market and money market and economic conditions; tax considerations; ongoing evaluation of the Issuer's business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; the attitudes and actions of the Board of Directors and management of the Issuer; and other factors deemed relevant.  Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to exercise any and all of their respective rights as shareholders of the Issuer in a manner consistent with their equity interests, including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, namely: (i) the acquisition by any person of any additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

CUSIP No. 032332504	Page 10 of 15 Pages
The foregoing list of intentions, plans, strategies, negotiations, discussions, activities and potential transactions under consideration is subject to termination, evolution, modification or change at any time, without notice, and there can be no assurance that the Reporting Persons will take any of the actions set forth above.
Except as provided above in this Item 4, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in the Issuer's Board of Directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities, including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 032332504	Page 11 of 15 Pages
Item 5.                          Interest in Securities of the Issuer.

		Shares Beneficially Owned	Percent of Class[1]
(a) and (b)	1. The Trust[2]
	Sole Voting Power	1,386,312	10.5%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	1,386,312	10.5%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	1,386,312	10.5%

	2. M3C3
	Sole Voting Power	263,688	2.0%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	263,688	2.0%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	263,688	2.0%

_____________________________________

1    Based upon 13,167,509 Shares outstanding, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed on January 25, 2016.
2    Leslie J. Schreyer, the sole Trustee of the Trust, has no pecuniary interest in the Shares held by the Trust. The beneficiaries of the Trust are the issue of Jonathan D. Sackler.  The Trust is a member of Piton, along with other Family Clients of Kokino LLC.
3    M3C is a Delaware limited liability company wholly-owned by the Mary Corson Trust.  Mary Corson is the sole beneficiary of the Mary Corson Trust and the wife of Jonathan D. Sackler.  M3C is a member of Piton, along with other Family Clients of Kokino LLC.

CUSIP No. 032332504	Page 12 of 15 Pages

	Shares Beneficially Owned	Percent of Class[1]
3. Mr. Averick[4]
Sole Voting Power	-0-	0%
Shared Voting Power	2,400,000	18.2%
Sole Dispositive Power	-0-	0%
Shared Dispositive Power	2,400,000	18.2%
Aggregate Voting and Dispositive Power	2,400,000	18.2%

4. Piton[5]
Sole Voting Power	600,000	4.6%
Shared Voting Power	-0-	0%
Sole Dispositive Power	600,000	4.6%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	600,000	4.6%

4    Mr. Averick is the Portfolio Manager at Kokino LLC and shares the power to vote and dispose (or direct the disposition of) 2,400,000 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons: (i) 1,386,312 Shares beneficially owned by the Trust; (ii) 263,688 Shares beneficially owned by M3C; (iii) 600,000 Shares beneficially owned by Piton; and (iv) 150,000 Shares owned by Mr. Averick jointly with his wife, Mickel Averick. With respect to the 150,000 Shares beneficially owned jointly by Mr. Averick with his wife, Mr. and Mrs. Averick share the power to vote and dispose or direct the disposition of such Shares.  Mr. Averick has no pecuniary interest in the Shares held by the Trust, M3C or Piton, except for a minority interest he owns in Piton.
5    Piton is a Delaware limited liability company and a pooled investment vehicle.  The Trust, M3C and Mr. Averick are members of Piton, along with other Family Clients of Kokino LLC. Piton is managed by its managing member, Piton Capital Management LLC.  Piton Capital Management LLC is in turn managed by its managing member, Kokino LLC.  Additionally, Kokino LLC is the trading manager of Piton.  Piton Capital Management LLC and Kokino LLC have no pecuniary interest in the Shares beneficially owned by Piton or any other Family Client of Kokino LLC, including the Trust, M3C and Mr. Averick.

CUSIP No. 032332504	Page 13 of 15 Pages

	Shares Beneficially Owned	Percent of Class[1]
5. OIH[6]
Sole Voting Power	22,917	0.2%
Shared Voting Power	-0-	0%
Sole Dispositive Power	22,917	0.2%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	22,917	0.2%

(c)	Effective January 15, 2016, Mr. Averick was appointed to serve as a director on the Board and will serve on the Board's Audit Committee and Technology Strategy Committee. In connection with Mr. Averick's appointment to the Board, on January 15, 2016 he was granted an option pursuant to the Issuer's Non-Employee Director Stock Option Plan to purchase 6,000 Shares. As disclosed on a Form 4 filed by Mr. Averick on January 20, 2016, the options will fully vest and become exercisable six months from the grant date and have an exercise price of $5.40 (the closing price of the Shares on January 14, 2016).
(d)	Kokino LLC provides investment management services to the Trust, M3C and Piton. In this capacity Kokino LLC shares the power to (i) vote and dispose (or direct the disposition of) and (ii) direct the receipt of dividends from, or the proceeds from the sale of, 2,250,000 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons as described in Items 5(a) and (b): (x) 1,386,312 Shares beneficially owned by the Trust; (y) 263,688 Shares beneficially owned by M3C; and (z) 600,000 Shares beneficially owned by Piton. Additionally, Kokino is the managing member of Piton Capital Management LLC, which is in turn the managing member of Piton. Kokino LLC and Piton Capital Management LLC have no pecuniary interest in (and have not funded any purchases of) the Shares beneficially owned by Piton or any other Family Client of Kokino LLC, including the Trust, M3C and Mr. Averick.
[6]	OIH is a Connecticut limited liability company and investment entity controlled by Brian T. Olson. Brian T. Olson is the President and Chief Investment Officer of Kokino LLC, which is a family office that provides investment management services to its Family Clients. As a key employee of Kokino LLC and manager of OIH, Mr. Olson shares the power to vote and dispose (or direct the disposition of) 2,272,917 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons: (i) 1,386,312 Shares beneficially owned by the Trust; (ii) 263,688 Shares beneficially owned by M3C; (iii) 600,000 Shares beneficially owned by Piton; and (iv) 22,917 Shares beneficially owned by OIH. Mr. Olson and OIH LLC have no pecuniary interest in the Shares held by the Trust, M3C or Piton.

CUSIP No. 032332504	Page 14 of 15 Pages

Except as described above (including in the footnotes to Items 5(a) and (b)), no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
As disclosed on a Form 8-K filed by the Issuer on October 8, 2015, the Issuer has entered into a Letter Agreement (the "Agreement") by and between the Issuer and each of the Reporting Persons. The Agreement permits the Reporting Persons, pursuant to the Issuer's Second Amended and Restated Rights Agreement, to individually acquire Shares that would, in the aggregate, bring the Reporting Persons' collective ownership to no more than 19.9% of the Shares issued and outstanding at any time. In the event the Reporting Persons' collective ownership at any time exceeds 19.9% of such Shares, the Issuer is entitled to specific performance and all other remedies entitled to the Issuer at law or equity, among others. The Board has approved the Agreement and transactions contemplated thereunder, and has the sole authority to terminate the Agreement at any time.
Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
Exhibit A.	Joint Filing Agreement, dated as of August 27, 2015, by and among Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler, M3C Holdings LLC, Robert Averick, Piton Capital Partners LLC and OIH LLC (incorporated by reference to Exhibit A to Amendment No. 5 to Schedule 13G filed by the Reporting Persons on August 27, 2015).
Exhibit B.	Power of Attorney, dated as of March 25, 2013 granted by Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler, in favor of Anthony M. Roncalli and Frank S. Vellucci (incorporated by reference to Exhibit B to Amendment No. 5 to Schedule 13G filed by the Reporting Persons on August 27, 2015).
Exhibit C.	Letter Agreement, dated as of October 8, 2015, by and between Amtech Systems, Inc., Leslie J. Schreyer, as Trustee under the Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler, M3C Holdings LLC, Robert Averick, Piton Capital Partners LLC and OIH LLC (incorporated herein by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed on October 8, 2015).

CUSIP No. 032332504	Page 15 of 15 Pages

SIGNATURES
After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 2016

/s/ Frank S. Vellucci
Frank S. Vellucci
Attorney-in-Fact for Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler

M3C Holdings LLC

By: /s/ Stephen A. Ives
Stephen A. Ives
Vice President

/s/ Robert Averick Robert Averick

Piton Capital Partners LLC
By: Piton Capital Management LLC, its managing member
By: Kokino LLC, its managing member

By: /s/ Stephen A. Ives
Stephen A. Ives
Vice President

OIH LLC
By: /s/ Brian T. Olson
Brian T. Olson
Manager